SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on August 14 2008, entitled "Changes in the corporate executive committee of StatoilHydro".

Changes in the corporate executive committee of StatoilHydro

Hilde Merete Aasheim is leaving StatoilHydro ASA for a position as executive vice president for Aluminium Metal in Norsk Hydro ASA.

Ms Aasheim has held the position as executive vice president for corporate staffs and services since the establishment of StatoilHydro on 1 October 2007.

Hilde Merete Aasheim headed the efforts related to the integration process between Statoil and Hydro's oil and gas activities which resulted in the establishment of StatoilHydro. After the merger Ms Aasheim has, in addition to her responsibility as a member of the corporate executive committee, headed the efforts related to planning the integration of the offshore operations and onshore facilities in StatoilHydro. This work is entering a new phase, as planned, where more of the work will be performed in each of the affected business areas.

Hilde Merete Aasheim's date of resignation is to be decided later.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: August 14, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer